Exhibit 11

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended June 30,
	2003	2002
Net Income	$109,592,000	$62,712,000

Basic weighted average shares outstanding	115,392,083	121,100,829
Diluted weighted average shares and common stock equivalents outstanding	115,762,531	121,693,713
Basic net income per share	$0.95	$0.52

Diluted net income per share	$0.95	$0.52

	Six months ended June 30,
	2003	2002
Net Income	$210,225,000	$160,866,000

Basic weighted average shares outstanding	116,425,796	121,750,488
Diluted weighted average shares and common stock equivalents outstanding	116,777,649	122,304,713
Basic net income per share	$1.81	$1.32

Diluted net income per share	$1.80	$1.32